

April 29, 2021

Kevin Chin
Chief Executive Officer
VivoPower International PLC
The Scalpel, 18th Floor, 52 Lime Street
London EC3M 7AF
United Kingdom

>   **Re: VivoPower International PLC**
>   **Form 20-F for the Fiscal Year ended June 30, 2020**
>   **Filed September 8, 2020**
>   **Response Letter Dated March 25, 2021**
>   **File No. 001-37974**

Dear Mr. Chin:

We have reviewed your March 25, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 1, 2021 letter.

Form 20-F for the Fiscal Year ended June 30, 2020

Information on the Company
History and Development of the Company, page 22

1. We have read your response to prior comment one, concerning your various disclosures about the agreement with GB Auto Group Pty Limited and GB Electric Vehicles Pty Ltd (collectively, "GB Auto"), indicating that GB Auto has committed to purchase 2,000 Tembo electric conversion kits, and that you expect revenues of $250 million based on these orders. In the January 25, 2021 Form 6-K, you announced "the signing of a US$250m agreement for [your] Tembo Toyota Electric Vehicle Solutions" and described the agreement as "the most valuable deal for electric vehicles in the Australasia region."

However, we understand from your response that the agreement referenced in these disclosures is not a contract for the actual sale of any conversion kits or vehicles with conversion kits installed, and that your expectation for revenues is not based on any specific provisions in the agreement nor any contract for the sale of such products to other parties that would be covered by the agreement with GB Auto. You explain that GB Auto will serve as your agent in marketing, promoting, and selling your products in Australia, and will be installing your electric conversion kits in automobiles that it procures from a third party on your behalf. You state that VivoPower, under the agreement, "controls and directs GB Auto to participate in the procurement and assembly of these vehicles" and indicate that GB Auto will earn a commission based on the sales price, although terms governing the financial aspects of the arrangement have not been established.

We believe that you should promptly expand upon your earlier disclosures regarding this arrangement to more accurately describe your relationship with GB Auto, considering each of the observations noted above, although certain of your representations should be reconciled to Section 2.3(a) of your agreement. You should also specify the circumstances under which GB Auto would be required to pay for any conversion kits ordered, if this depends on you securing sales of converted vehicles to a third party, taking other actions or making an incremental commitment, and how your obligation to pay GB Auto for the cost of vehicles that it acquires to fulfill an order would arise and be settled, in relation to your accounting for the conversion kits and any commissions.

2. Given that you have made revenue projections in the various announcements pertaining to the agreement with GB Auto, when formulating the revisions and incremental disclosures in response to the preceding comment, refer to our Commission policy on projections as described in Item 10(b) of Regulation S-K. We believe that you should have a reasonable basis for projections and present these in an appropriate format.

For example, when revenue projections having a reasonable basis are disclosed, corresponding income projections would also be disclosed. In addition, you would (i) identify the material assumptions and uncertainties, as may pertain to prices, volumes, and the timeframe for securing customers, developing business processes and production capacity, (ii) describe the extent of any factual details that provide a reasonable basis for your projections, and (iii) clarify whether your projections represent the most probable specific amounts or how these compare to the most reasonable range for each item.

We believe that clarifying disclosure should be made if and when management knows or has reason to know that its previously disclosed projections did not have or no longer have a reasonable basis. If you believe that you had a reasonable basis for your projections, based on agreements, commitments or other details that you have not mentioned, provide us with the underlying analyses and supporting documentation. If you have subsequently entered into contracts for the sale of converted vehicles pursuant to the arrangement with GB Auto, please summarize the details and submit the related contracts for review.

Kevin Chin
VivoPower International PLC
April 29, 2021
Page 3

Tell us how you propose to supplement and clarify the announcements furnished on Form 6-K, having descriptions of the agreement and projections, as referenced in prior comment one, including your consideration of amending each of these documents to include incremental disclosures and issuing a new press release with a comprehensive description of the arrangement. Please submit the revisions and incremental disclosures that you propose and believe will fully address these concerns.

3. We note your response to prior comment one stating "the components assembled by Tembo represent over 75% of the cost of the additional components added to the original OEM vehicle." Tell us how, based on your estimates, the cost of conversion would compare to the cost of the vehicle prior to conversion, and separately quantify the values ascribed to the components, labor involved in conversion, and the vehicle.

Also clarify whether the vehicles to be converted would be purchased by GB Auto without a powerplant and drivetrain, or would initially be powered by electricity, gasoline or diesel, and describe the nature of the conversion that your product is designed to accomplish, including the key conversion components.

4. Given that the average of your revenue projections over the four-year term would more than double revenues reported for your most recently completed fiscal year, tell us how you considered the Item 5(a) requirement in electing not to incorporate by reference into the Form F-3 that you filed on December 11, 2020, your announcements pertaining to the agreement with GB Auto including the projections and your acquisition of the remaining 49% interest in Tembo, if this was your intention.

You may contact Joseph Klinko - Staff Accountant, at (202) 551-3824, or Lily Dang - Staff Accountant, at (202) 551-3867 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation